Exhibit 99.1

GasLog Ltd. And GasLog Partners LP Appoint Paolo Enoizi As Chief Operating Officer Designate

Monaco, April 23, 2019 - GasLog Ltd. (NYSE:GLOG) (“GasLog”) and GasLog Partners LP (NYSE:GLOP) (“GasLog Partners”) are delighted to announce that Paolo Enoizi has been appointed as Chief Operating Officer (COO) Designate of GasLog and GasLog Partners. Paolo, who will be based in Piraeus, Greece, will take up his role in August 2019 and initially work alongside current COO Richard Sadler to ensure a smooth transition of responsibilities. On joining GasLog in August 2017 and in addition to his day-to-day responsibilities, Richard indicated his desire to work with the rest of the senior leadership team to identify a long-term successor for the COO role. Today’s announcement of Paolo as COO Designate is the successful outcome of that process.

Paolo was most recently Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited (“Stolt Nielsen”), where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. His previous roles also included Director of Technical & Innovation and General Manager of Newbuilding & Technical. He has led major business transformations, integration of company acquisitions and operational improvement initiatives in areas such as process optimization, cost reductions, digitalization and business intelligence.

Prior to joining Stolt Nielsen in 2008, Paolo was Managing Director of a family-owned ship management company. He has a Masters degree in Naval Architecture and Marine Engineering from the University of Genova.

Paul Wogan, Chief Executive Officer of GasLog, stated “I am delighted to welcome Paolo to the GasLog team. His wealth of knowledge and experience in the shipping industry will complement the operational excellence developed over many years by our outstanding team in Greece. His dedication to the highest standards of safety, flawless operations and technical innovation will also be of great benefit as we strive to deliver our vision of being the leading provider of LNG shipping services.”

Andrew Orekar, Chief Executive Officer of GasLog Partners, stated “Having a person of Paolo’s calibre join our leadership team represents a significant vote of confidence in our platform and growth strategy. I very much look forward to working with him as we continue to improve the quality and cost efficiency of our operations.”

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 34 LNG carriers (including 26 ships on the water and eight on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co., Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes 15 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com